Exhibit 12.1
Starwood Hotels & Resorts Worldwide, Inc.
Calculation of Ratio of Earnings to Total Fixed Charges

	Year Ended December 31,
	2010	2009	2008	2007	2006
(Dollars in millions, except ratio)
Income (loss) from continuing operations before income taxes	$335	$(296)	$321	$716	$663
(Income) loss related to equity method investees	(10)	4	(16)	(66)	(61)

	325	(292)	305	650	602
Add/(deduct):
Fixed Charges	313	312	300	265	317
Interest Capitalized	(30)	(34)	(35)	(47)	(27)
Distributed income of equity method investees	59	39	48	142	84
Noncontrolling interest in pre-tax loss (income)	2	2	—	(1)	(1)

Earnings available for fixed charges	$669	$27	$618	$1,009	$975

Fixed Charges:
Interest and other financial charges	$255	$249	$233	$188	$262
Interest factor attributable to rentals (a)	28	29	32	30	28
Interest capitalized	30	34	35	47	27

Total fixed charges	$313	$312	$300	$265	$317

Ratio of earnings to fixed charges	2.14	0.09	2.06	3.81	3.08

Notes:

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.